FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended 6th November, 2015

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs’ with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2015 we had approximately 11,700 employees, in 77 locations in 37 countries. During the nine months ended September 30, 2015 we derived approximately 40.6%, 49.0% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.  (see note 3 Business Combinations for further information).

Share BuyBack Programs & Financing Arrangements

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. During the three months ended June 30, 2015, 882,419 ordinary shares were redeemed by the Company under this repurchase plan for a total consideration of $58.2 million.  (See note 7 Share Capital for further information.)

On July 27, 2015 the Company entered into a 364 day bridge facility for $350.0 million with Citibank and JP Morgan. Each bank subject to the agreement has committed $175 million to the facility, with equal terms and conditions in place with each institution. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favour of the banks. At September 30, 2015, the full amount of this facility was drawn.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. During the three months ended September 30, 2015, 2,904,170 ordinary shares were redeemed by the Company under this repurchase plan for a total consideration of $229.5 million.  (See note 7 Share Capital for further information.)

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

	(Unaudited)	(Audited)
	September 30,	December 31,
	2015	2014
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$235,248	$118,900
Short term investments - available for sale	81,739	97,100
Accounts receivable, net	386,590	370,956
Unbilled revenue	195,646	146,163
Other receivables	27,349	17,491
Deferred tax asset	31,305	24,716
Prepayments and other current assets	39,931	28,465
Income taxes receivable	19,220	15,716
Total current assets	1,017,028	819,507
Other Assets:
Property, plant and equipment, net	148,835	148,185
Goodwill	575,378	463,324
Non-current other assets	11,271	11,583
Non-current income taxes receivable	14,673	15,060
Non-current deferred tax asset	6,766	21,472
Intangible assets	38,841	49,719
Total Assets	$1,812,792	$1,528,850
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,528	$2,793
Payments on account	294,774	280,097
Other liabilities	239,556	251,091
Bank credit lines and loan facilities	350,000	-
Deferred tax liability	185	229
Income taxes payable	20,608	4,149
Total current liabilities	909,651	538,359
Other Liabilities:
Non-current other liabilities	15,445	13,179
Non-current government grants	1,002	1,116
Non-current income taxes payable	12,929	12,389
Non-current deferred tax liability	10,499	13,601
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
57,234,463 shares issued and outstanding at September 30, 2015 and
60,106,780 shares issued and outstanding at December 31, 2014	4,832	5,037
Additional paid-in capital	372,614	327,234
Capital redemption reserve	556	305
Accumulated other comprehensive income	(58,193)	(37,555)
Retained earnings	543,457	655,185
Total Shareholders' Equity	863,266	950,206
Total Liabilities and Shareholders' Equity	$1,812,792	$1,528,850

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014
 (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(in thousands except share and per share data)

Revenue:
Gross revenue	$557,095	$519,127	$1,584,559	$1,502,075
Reimbursable expenses	(162,354)	(131,538)	(412,930)	(388,832)

Net revenue	394,741	387,589	1,171,629	1,113,243

Costs and expenses:
Direct costs	226,555	229,963	679,593	673,291
Selling, general and administrative expense	82,435	84,466	243,310	251,036
Depreciation and amortization	14,366	13,737	42,535	38,207

Total costs and expenses	323,356	328,166	965,438	962,534

Income from operations	71,385	59,423	206,191	150,709
Interest income	531	267	1,026	874
Interest expense	(1,178)	(158)	(1,686)	(712)

Income before provision for income taxes	70,738	59,532	205,531	150,871
Provision for income taxes	(9,196)	(9,216)	(29,534)	(23,577)

Net income	$61,542	$50,316	$175,997	$127,294

Net income per Ordinary Share:

Basic	$1.05	$0.81	$2.95	$2.06

Diluted	$1.02	$0.79	$2.85	$2.01

Weighted average number of Ordinary Shares outstanding:

Basic	58,659,782	61,878,429	59,728,608	61,863,332

Diluted	60,369,898	63,442,607	61,785,849	63,434,260

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014
(UNAUDITED)

	Nine Months Ended
	September	September
	30,	30,
	2015	2014
	(in thousands)
Cash flows from operating activities:
Net income	$175,997	$127,294
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(profit) on disposal of property, plant and equipment	7	(85)
Depreciation expense	30,037	30,794
Amortization of intangibles	12,498	7,413
Amortization of grants	(29)	(201)
Share-based compensation expense	24,043	16,396
Deferred taxes	(749)	(1,509)
Changes in assets and liabilities:
Increase in accounts receivable	(7,817)	(7,374)
Increase in unbilled revenue	(50,707)	(8,704)
Increase in other receivables	(10,701)	(1,034)
Increase in prepayments and other current assets	(11,718)	(6,562)
Decrease/(increase) in other non-current assets	272	(829)
Increase/(decrease) in payments on account	10,615	(34,331)
Decrease in other current liabilities	(20,363)	(18,860)
Increase in other non-current liabilities	1,843	1,134
Increase/(decrease) in income taxes payable	9,097	(698)
Increase/(decrease) in accounts payable	1,102	(8,114)
Net cash provided by operating activities	163,427	94,730

Cash flows from investing activities:
Purchase of property, plant and equipment	(36,255)	(22,602)
Purchase of subsidiary undertakings	(102,756)	(121,101)
Cash acquired with subsidiary undertakings	-	3,518
Purchase of short term investments	(9,652)	(57,102)
Sale of short term investments	25,170	100,547
Net cash (used in) investing activities	(123,493)	(96,740)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	350,000	-
Proceeds from exercise of share options & restricted share units	18,375	18,615
Share issuance costs	(6)	(16)
Tax benefit from the exercise of share options	3,014	1,789
Repurchase of ordinary shares	(286,923)	(44,506)
Share repurchase costs	(802)	(33)
Net cash (used in)/provided by financing activities	83,658	(24,151)
Effect of exchange rate movements on cash	(7,244)	(2,782)
Net (decrease)/increase in cash and cash equivalents	116,348	(28,943)
Cash and cash equivalents at beginning of period	118,900	182,519

Cash and cash equivalents at end of period	$235,248	$153,576

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

					Accumulated
				Capital	Other
			Additional	Redemption	Comprehensive	Retained
	Shares	Amount	Paid-in	Reserve	Income	Earnings	Total
			Capital

		(dollars in thousands, except share data)

Balance at December 31, 2014	60,106,780	$5,037	$327,234	$305	$(37,555)	$655,185	$950,206

Comprehensive Income:
Net income	-	-	-	-	-	175,997	175,997
Currency translation adjustment	-	-	-	-	(29,914)	-	(29,914)
Currency impact of long term funding	-	-	-	-	12,236	-	12,236
Tax on currency impact of long term funding	-	-	-	-	(3,175)	-	(3,175)
Unrealized capital gain - investments	-	-	-	-	215	-	215
Total comprehensive income	-	-	-	-	(20,638)	175,997	155,359
Exercise of share options	686,467	46	18,314	-	-	-	18,360
Issue of restricted share units	227,805	-	15	-	-	-	15
Share issuance costs	-	-	(6)	-	-	-	(6)
Non-cash stock compensation expense	-	-	24,043	-	-	-	24,043
Repurchase of ordinary shares	(3,786,589)	(251)	-	251	-	(286,923)	(286,923)
Share repurchase costs	-	-	-	-	-	(802)	(802)
Tax benefit on exercise of options	-	-	3,014	-	-	-	3,014
Balance at September 30, 2015	57,234,463	$4,832	$372,614	$556	$(58,193)	$543,457	$863,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2015

1.  Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2014. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2015.

2.  Goodwill

	Nine months ended	Year ended
	September 30,	December 31,
	2015	2014
	(in thousands)

Opening balance	$463,324	$357,523
Current period acquisitions (Note 3)	115,180	121,209
Prior period acquisitions	4,418	-
Foreign exchange movement	(7,544)	(15,408)
Closing balance	$575,378	$463,324

3.  Business Combinations

Acquisitions - MediMedia Pharma Solutions.

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million including certain payments to be made on behalf of the company on completion totalling $14.9 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement also provides for certain working capital targets to be achieved by MediMedia Pharma Solutions on acquisition. The Company has withheld a provisional amount of $3.6 million on acquisition pending completion of this review. During the three months ended September 30, 2015 a further $383,000 was returned to the Company on completion of the review.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

February 27
2015
(In thousands)
Property, plant and equipment	$1,049
Goodwill*	115,180
Accounts receivable	5,240
Unbilled Revenue	4,324
Prepayments and other current assets	621
Accounts payable	(749)
Payments on account	(4,186)
Other liabilities	(16,760)
Net assets acquired	$104,719
Cash consideration	$120,000
Adjustments to cash consideration **	(11,283)
Working capital adjustment	(3,998)
Net purchase consideration	$104,719

*
Goodwill represents the acquisition of an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications comprises an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.

**	Adjustments to cash consideration represents certain one-time liabilities at the acquisition date which have subsequently been paid.

Prior Period Acquisitions – Aptiv Solutions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for a cash consideration of $143.5 million including certain payments to be made on behalf of the company on completion totalling $22.4 million. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments. The acquisition agreement also provided for certain working capital targets to be achieved by Aptiv on completion. On March 25, 2015 the Company received $1.9 million on completion of this review.

The acquisition of Aptiv Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the preliminary estimated fair values of the assets acquired and the liabilities assumed:

May 7
2014
(In thousands)
Property, plant and equipment	$6,924
Goodwill*	125,627
Intangible asset – customer relationships	21,400
Intangible asset – order backlog	7,900
Cash and cash equivalents	3,484
Accounts receivable	25,091
Unbilled Revenue	21,154
Prepayments and other current assets	4,180
Non-current assets	2,911
Accounts payable	(9,565)
Other liabilities	(26,782)
Payments on account	(31,094)
Non-current other liabilities	(11,303)
Loan notes payable	(20,790)
Net assets acquired	$119,137
Cash consideration	$143,500
Adjustments to cash consideration **	(22,399)
Working capital adjustment	(1,964)
Net purchase consideration	$119,137

*
Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development. Goodwill related to the US portion of the business acquired is tax deductible.

**	Adjustments to cash consideration represent certain one-time liabilities (including loan notes) identified at the acquisition date which have subsequently been paid.

4.  Income Taxes

Income taxes recognized during the three and nine months ended September 30, 2015 comprise:

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30,	30,	30,	30,
	2015	2014	2015	2014
	(In thousands)		(In thousands)

Provision for income taxes	$9,196	$9,216	$29,534	$23,577

As at September 30, 2015 the Company maintains a $28.6 million liability (December 31, 2014: $25.6 million) for unrecognized tax benefit, which is comprised of $25.6 million (December 31, 2014: $23.2 million) related to items generating unrecognized tax benefits and $3.0 million (December 31, 2014: $2.4 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2009 through 2014 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5.  Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,659,782	61,878,429	59,728,608	61,863,332
Effect of dilutive share options outstanding	1,710,115	1,564,178	2,057,241	1,570,928
Weighted average number of ordinary shares for diluted net income per ordinary share	60,369,898	63,442,607	61,785,849	63,434,260

6.  Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2015 is eight years.

The following table summarizes option activity for the nine months ended September 30, 2015:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2014	2,227,700	$28.00	$10.40

Granted	259,059	$68.25	$19.75
Exercised	(686,467)	$26.58	$10.18
Forfeited	(64,842)	$24.59	$9.48

Outstanding at September 30, 2015	1,735,450	$34.64	$11.91	4.85

Exercisable at September 30, 2015	695,902	$25.19	$9.71	3.51

The Company has outstanding options with fair values ranging from $5.88 to $19.78 per option or a weighted average fair value of $11.91 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2015, was 695,902. Fully vested share options at September 30, 2015, have an average remaining contractual term of 3.51 years, an average exercise price of $25.19 and a total intrinsic value of $31.9 million. The total intrinsic value of options exercised during the nine months ended September 30, 2015 was $30.5 million (September 30, 2014: $18.2 million).

The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2015:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2014	1,203,150	$30.54	$10.98

Granted	259,059	$68.25	$19.75
Vested	(379,992)	$28.25	$10.49
Forfeited	(42,669)	$25.19	$10.20

Non vested outstanding at September 30, 2015	1,039,548	$40.97	$13.38

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the nine months ended September 30, 2015 and September 30, 2014 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Nine Months Ended
	September 30,	September 30,
	2015	2014

Weighted average fair value	$19.75	$15.51
Assumptions:
Expected volatility	30%	31%
Dividend yield	0%	0%
Risk-free interest rate	1.58%	1.66%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2015:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2014	669,171	$39.78	1.77	1,038,996	$35.19	1.67

Granted	283,394	$68.06		383,169	$66.94
Shares vested	-	-		(227,805)	$25.32
Forfeited	(16,147)	$42.73		(61,555)	$41.85

Outstanding at September 30, 2015	936,418	$48.34	1.72	1,132,805	$47.55	1.67

PSUs were awarded to certain key executives of the Company during the period ended September 30, 2015. PSUs vest based upon both a service basis and performance basis. The performance element is contingent upon cumulative EPS performance of the Company over a three year period (i.e. for the three year financial period ending December 31, 2018). PSUs with similar EPS performance targets were awarded during the years ended December 31, 2013 and December 31, 2014. 467,991 of the 936,418 PSUs outstanding at September 30, 2015 vest upon the achievement of EPS performance targets.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and nine months ended September 30, 2015 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(In thousands)		(In thousands)
Direct costs	$4,976	$3,661	$12,942	$9,034
Selling, general and administrative	4,055	2,984	11,101	7,362

Total compensation costs	$9,031	$6,645	$24,043	$16,396

Total non-cash stock compensation expense not yet recognized at September 30, 2015 amounted to $57.7 million.  The weighted average period over which this is expected to be recognized is 2.5 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $3.0 million for the nine months ended September 30, 2015 (September 30, 2014: $1.8 million).

7.  Share Capital

Share Repurchase Program

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.

The buyback program gave a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.

During the three months ended June 30, 2015, 882,419 ordinary shares were redeemed by the Company under the buyback program for a total consideration of $58.2 million.   All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.

The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.

During the three months ended September 30, 2015, 2,904,170 ordinary shares were redeemed by the Company under the buyback program for a total consideration of $229.5 million.   All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

8.  Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision makers, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements.  Contracts with customer are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland.  Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, it’s ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s  global network.  As such it enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.  The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland.  As such revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise net revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and September 30, 2014 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(In thousands)		(in thousands)
Ireland	$113,060	$99,585	$332,563	$273,670
Rest of Europe	79,077	91,350	241,705	275,881
U.S.	161,144	152,140	475,508	441,189
Rest of World	41,460	44,514	121,853	122,503
Total	$394,741	$387,589	$1,171,629	$1,113,243
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
Ireland	$56,612	$44,022	$153,620	$98,892
Rest of Europe	3,871	1,121	14,178	15,492
U.S.	8,129	10,871	30,576	27,211
Rest of World	2,773	3,409	7,817	9,114
Total	$71,385	$59,423	$206,191	$150,709

c) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30,	December 31,
	2015	2014
	(in thousands)
Ireland	$100,076	$95,574
Rest of Europe	8,309	10,419
U.S.	33,639	33,978
Rest of World	6,811	8,214
Total	$148,835	$148,185

d) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
Ireland	$5,144	$5,171	$14,972	$15,577
Rest of Europe	2,003	1,162	6,217	3,861
U.S.	6,277	6,533	18,412	16,146
Rest of World	942	871	2,934	2,623
Total	$14,366	$13,737	$42,535	$38,207

e) The distribution of total assets by geographical area was as follows:

	September 30,	December 31,
	2015	2014
	(in thousands)
Ireland	$618,393	$495,747
Rest of Europe	391,883	324,086
U.S.	746,332	648,559
Rest of World	56,184	60,458
Total	$1,812,792	$1,528,850

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2014. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2015, we employed approximately 11,700 employees, in 77 locations in 37 countries. During the nine months ended September 30, 2015 we derived approximately 40.6%, 49.0% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At September 30, 2015 we had a backlog of approximately $3.8 billion, compared with approximately $3.6 billion at December 31, 2014. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2015 compared with Three Months Ended September 30, 2014

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2015	September 30, 2014	2015 to 2014
			Percentage
	Percentage of Net Revenue		Increase/ (Decrease)

Net revenue	100.0%	100.0%	1.8%
Costs and expenses:
Direct costs	57.4%	59.3%	(1.5)%
Selling, general and administrative	20.9%	21.8%	(2.4)%
Depreciation	2.6%	2.8%	(3.8)%
Amortization	1.0%	0.8%	34.4%
Income from operations	18.1%	15.3%	20.1%

Net revenue for the period increased by $7.2 million, or 1.8%, from $387.6 million for the three months ended September 30, 2014 to $394.7 million for the three months ended September 30, 2015. A primary driver of the increase in net revenues during the three months ended September 30, 2015 was net revenues from the acquisition of MediMedia Pharma solutions which was acquired on February 27, 2015.  In addition, during the three months ended September 30, 2015 $192.6 million or 48.8% of our net revenues were derived from our top 5 customers compared to $212 million or 54.7% of net revenues derived from our top 5 customers during the three months ended September 30, 2014. The increased use of strategic partnerships arrangements in recent years has resulted in a greater value of our net revenues being derived from our top five customers, although the addition of new customer accounts over recent quarters has resulted in a reduction in this concentration. For the three months ended September 30, 2015 we derived approximately 40.9%, 48.6% and 10.5% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $99.6 million for the three months ended September 20, 2014 to $113.1 million for the three months ended September 30, 2015. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 8 Business Segmental Information for further details).  Net revenue in our Rest of Europe region decreased from $91.3 million for the three months ended September 30, 2014 to $79.1 million for the three months ended September 30, 2015, while net revenue in our Other region decreased from $44.5 million for the three months ended September 30, 2014 to $41.5 million for the three months ended September 30, 2015.  Net revenues in both of these regions were impacted by the continued strengthening of the U.S. dollar during the period which saw a decrease in their reported value when translated to U.S. dollars.  Net revenue in the U.S. region increased from $152.1 million for the three months ended September 30, 2014 to $161.1 million for the three months ended September 30, 2015.  The increase in net revenue in this region arose primarily from net revenue from MediMedia Pharma Solutions which was acquired on February 27, 2015.

Direct costs for the period decreased by $3.4 million, or 1.5%, from $230.0 million for the three months ended September 30, 2014 to $226.6 million for the three months ended September 30, 2015. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The decrease in direct costs during the period was driven primarily from the continued strengthening of the U.S. dollar versus exchange rates such as the Euro, amongst others, which has seen a decrease in the reported value of direct costs for operations outside of the United States when translated to U.S. dollars. This decrease was offset by an increase in direct headcount of approximately 500 heads over the comparative quarter and additional costs from the acquisition of MediMedia Pharma Services. As a percentage of net revenue, direct costs have decreased from 59.3% for the three months ended September 30, 2014 to 57.4% for the three months ended September 30, 2015.

Selling, general and administrative expenses for the period decreased by $2.0 million, or 2.4%, from $84.5 million for the three months ended September 30, 2014 to $82.4 million for the three months ended September 30, 2015. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. A primary driver of the decrease in selling, general and administrative expenses during the period has been the continued strengthening of the U.S. dollar versus exchange rates such as the Euro, amongst others.  This strengthening has seen a reduction in the reported value of selling, general and administrative expenses during the period for regions outside of the United States. This reduction was offset by increased costs from the acquisition of MediMedia Pharma Solutions. As a percentage of net revenue, selling, general and administrative expenses, decreased from 21.8% for the three months ended September 30, 2014 to 20.9% for the three months ended September 30, 2015.

Depreciation expense for the period decreased by $0.4 million, or 3.7%, from $10.8 million for the three months ended September 30, 2014 to $10.4 million for three months ended September 30, 2015. Depreciation expense arises principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 2.8% of net revenues for the three months ended September 30, 2014 to 2.6% of net revenues for the three months ended September 30, 2015.  Amortization expense for the period increased by $1.0 million, or 34.4%, from $3.0 million for the three months ended September 30, 2014 to $4.0 million for the three months ended September 30, 2015. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in amortization expense during the period arises predominately from amortization expense associated with the Company’s estimate of intangible assets arising on the acquisition of MediMedia Pharma Solutions.  As a percentage of net revenue, amortization expense increased from 0.8% of net revenues for the three months ended September 30, 2014 to 1.0% for the three months ended September 30, 2015.

As a result of the above, income from operations for the three months increased by $12.0 million, or 20.1%, from $59.4 million for the three months ended September 30, 2014 to $71.4 million for the three months ended September 30, 2015. As a percentage of net revenue, income from operations increased from 15.3% of net revenues for the three months ended September 30, 2014 to 18.1% of net revenues for the three months ended September 30, 2015.

Income from operations in Ireland increased from $44.0 million for the three months ended September 30, 2014 to $56.5million for the three months ended September 30, 2015. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 8 Business Segmental Information for further details).   Income from operations in our Rest of Europe region increased from $1.1 million for the three months ended September 30, 2014 to $3.9 million for the three months ended September 30, 2015, while income from operations in our Other region decreased marginally from $3.4 million for three months ended September 30, 2014 to $2.8 million for the three months ended September 30, 2015. Income from operations in both of these regions was impacted by the continued strengthening of the U.S. dollar during the period which saw a decrease in the reported value of both revenues and costs when translated to U.S. dollars.  Income from operations in the U.S. region decreased from $10.9 million for the three months ended September 30, 2014 to $8.1 million for the three months ended September 30, 2015.

Interest expense for the period increased by $1.0 million, from $0.2 million for the three months ended September 30, 2014 to $1.2 million for the three months ended September 30, 2015. The increase in interest expense during the period arose from the drawdown of the Company’s $350 million credit facility during the period to fund the Company’s share repurchase programme. Interest income increased by $0.27 million or 98.9%, from $0.26 million for the three months ended September 30, 2014 to $0.53 million for the three months ended September 30, 2015.

Provision for income taxes for the three months ended September 30, 2015 was $9.2 million compared with $9.2 million for the three months ended September 30, 2014. The Company’s effective tax rate was 13.0% for the three months ended September 30, 2015 compared with 15.5% for the three months ended September 30, 2014. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Nine Months Ended September 30, 2015 compared with Nine Months Ended September 30, 2014

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2015	September 30, 2014	2015 to 2014
			Percentage
	Percentage of Net Revenue		Increase/ (Decrease)

Net revenue	100.0%	100.0%	5.2%
Costs and expenses:
Direct costs	58.0%	60.5%	0.9%
Selling, general and administrative	20.8%	22.5%	(3.1)%
Depreciation	2.6%	2.8%	(2.5)%
Amortization	1.1%	0.7%	68.6%
Income from operations	17.6%	13.5%	36.8%

Net revenue for the period increased by $58.4 million, or 5.2%, from $1,113.2 million for the nine months ended September 30, 2014 to $1,171.6 million for the nine months ended September 30, 2015. The primary driver of the increase in net revenues during the nine months ended September 30, 2015 was the inclusion of net revenues from the acquisition of Aptiv Solutions, which was acquired on May 7, 2014, together with net revenues from MediMedia Pharma Solutions which was acquired on February 27, 2015. During the nine months ended September 30, 2015 $591.6 million or 50.5% of our net revenues were derived from our top 5 customers compared to $583 million or 52.4% of net revenues derived from our top 5 customers during the nine months ended September 30, 2014. The increased use of strategic partnerships arrangements in recent years has resulted in a greater portion of our net revenues being derived from our top five customers.  The addition of new customer accounts in recent quarters however has seen a reduction in this concentration.  For the nine months ended September 30, 2015 we derived approximately 40.6%, 49.0% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $273.7 million for the nine months ended September 30, 2014 to $332.6 million for the nine months ended September 30, 2015. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 8 Business Segmental Information for further details).  Net revenue in our Rest of Europe region decreased from $275.9 million for the nine months ended September 30, 2014 to $241.7 million for the nine months ended September 30, 2015, while net revenue in our Other region decreased marginally from $122.5 million for the nine months ended September 30, 2014 to $121.9 million for the nine months ended September 30, 2015.  Net revenues in both of these regions were impacted by the continued strengthening of the U.S. dollar during the period which saw a decrease in their reported value when translated to U.S. dollars. This reduction was offset by a full nine months revenue contribution from Aptiv Solutions which was acquired on May 7, 2014.  Net revenue in the U.S. region increased from $441.2 million for the nine months ended September 30, 2014 to $475.5 million for the nine months ended September 30, 2015.  The increase in net revenue in this region arose primarily from a full nine months contribution from the acquisition of Aptiv Solutions and the additional net revenue from MediMedia Pharma Solutions which was acquired on February 27, 2015.

Direct costs for the period increased by $6.3 million, or 0.9%, from $673.3 million for the nine months ended September 30, 2014 to $679.6 million for the nine months ended September 30, 2015. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose primarily from an increase in direct headcount of approximately 500 over the comparative period, additional costs from the acquisition of MediMedia Pharma Services and full quarter’s costs for Aptiv Solutions.  In addition, the continued strengthening of the U.S. dollar versus exchange rates such as the Euro, amongst others, has seen a decrease in the reported value of direct costs for operations outside of the United States when translated to U.S. dollars.  As a percentage of net revenue, direct costs have decreased from 60.5% for the nine months ended September 30, 2014 to 58.0% for the nine months ended September 30, 2015.

Selling, general and administrative expenses for the period decreased by $7.7 million, or 3.1%, from $251.0 million for the nine months ended September 30, 2014 to $243.3 million for the nine months ended September 30, 2015. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. A primary driver of the decrease in selling, general and administrative expenses during the period has been the continued strengthening of the U.S. dollar versus exchange rates such as the Euro, amongst others.  This strengthening has seen a reduction in the reported value of selling, general and administrative expenses during the period for regions outside of the United States. This reduction was offset by increased costs from the acquisition of MediMedia Pharma Solutions and the inclusion of a full nine months costs for Aptiv Solutions in the current period.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 22.5% for the nine months ended September 30, 2014 to 20.8% for the nine months ended September 30, 2015.

Depreciation expense for the period decreased by $0.8 million, or 2.5%, from $30.8 million for the nine months ended September 30, 2014 to $30.0 million for the nine months ended September 30, 2015. Depreciation expense arises principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 2.8% of net revenues for the nine months ended September 30, 2014 to 2.6% for the nine months ended September 30, 2015.  Amortization expense for the period increased by $5.1million, or 68.6%, from $7.4 million for the nine months ended September 30, 2014 to $12.5 million for the nine months ended September 30, 2015. Amortization expense represents to the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates to the acquisition of Aptiv Solution, together with the amortization expense associated with the Company’s estimate of intangible assets arising on the acquisition of MediMedia Pharma Solutions. As a percentage of net revenue, amortization expense increased from 0.7% of net revenues for the nine months ended September 30, 2014 to 1.1% for the nine months ended September 30, 2015.

As a result of the above, income from operations for the nine months ended September 30, 2015 increased by $55.4 million, or 36.8%, from $150.7 million for the nine months ended September 30, 2014 to $206.2 million for the nine months ended September 30, 2015. As a percentage of net revenue, income from operations increased from 13.5% of net revenues for the nine months ended September 30, 2014 to 17.6% of net revenues for the nine months ended September 30, 2015.

Income from operations in Ireland increased from $98.9 million for the nine months ended September 30, 2014 to $135.9 million for the nine months ended September 30, 2015. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 8 Business Segmental Information for further details).   Income from operations in our Rest of Europe region decreased marginally from $15.5 million for the nine months ended September 30, 2014 to $14.2 million for the nine months ended September 30, 2015, while income from operations in our Other region decreased marginally from $9.1 million for nine months ended September 30, 2014 to $7.8 million for the nine months ended September 30, 2015. Income from operations in both of these regions was impacted by the continued strengthening of the U.S. dollar during the period which saw a decrease in the reported value of both revenues and costs when translated to U.S. dollars.  This reduction was offset by a full nine months contribution from Aptiv Solutions in the current period. Income from operations in the U.S. region increased from $27.2 million for the nine months ended September 30, 2014 to $30.6 million for the nine months ended September 30, 2015.  Income from operations in this region was positively impacted by the acquisition of MediMedia Pharma Solutions during the period and a full nine months contribution from Aptiv Solutions.

Interest expense for the period increased from $0.7 million for the nine months ended September 30, 2014 to $1.7 million for the nine months ended September 30, 2015. The increase in interest expense during the period arose from the drawdown of the Company’s $350 million credit facility during the period to fund the Company’s share repurchase programme. Interest income increased from $0.9 million for the nine months ended September 30, 2014 to $1.0 million for the nine months ended September 30, 2015.

Provision for income taxes for the period increased from $23.6 million for the nine months ended September 30, 2014 to $29.5 million for the nine months ended September 30, 2015.  The Company’s effective tax rate for the nine months ended September 30, 2015 was 14.4% compared with 15.6% for the nine months ended September 30, 2014. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash balances amounted to $317.0 million at September 30, 2015 compared to $216.0 million at December 31, 2014.  The Company’s cash balances comprise cash and cash equivalents and short term investments.  At September 30, 2015 cash and cash equivalents amounted to $235.2 million compared to $118.9 million at December 31, 2014.  The Company’s short term investment balances amounted to $81.7 million at September 30, 2015 compared to $97.1 million at December 31, 2015.

On July 27, 2015 the Company entered into a 364 day bridge facility for $350.0 million with Citibank and JP Morgan. Each bank subject to the agreement has committed $175 million to the facility, with equal terms and conditions in place with each institution. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favour of the banks. At September 30, 2015, the full $350.0 million of this facility was drawn.

On June 30, 2014 the Company entered into a five year committed multi-currency revolving credit facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank. Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favour of the banks. At September 30, 2015 $100.0 million was available to be drawn under this facility.

Net cash provided by operating activities was $163.4 million for the nine months ended September 30, 2015 compared with net cash provided by operating activities of $94.7 million for the nine months ended September 30, 2014. The primary driver of this increase in cash provided by operating activities during the period was an increase in both revenues and margins within the business, offset by an increase in cash invested in working capital to fund the growth in the business, in particular revenue outstanding balances and expenditure related balances.  Revenue outstanding increased by $47.9 million during the period.  Revenue outstanding comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in instalments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrolment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.  The number of day’s revenue outstanding at September 30, 2015 was 46 days compared to 40 days at December 31, 2014.  The number of days revenue outstanding at September 30, 2014 was 38 days compared to 32 days at December 31, 2013.  Expenditure related balances increased by $38.8 million.

Net cash used in investing activities amounted to $123.5 million for the nine months ended September 30, 2015 compared to net cash used in investing activities of $96.7 million during the nine months ended September 30, 2014.  Net cash used in investing activates during the nine months ended September 30, 2015 arose primarily from cash paid of $102.8 million to acquire MediMedia Pharma Solutions together with $36.3 million paid to fund capital expenditure.  This was offset by a net $25.2 million received from the sale of short-term investments.   Net cash used in investing activities during the nine months ended September 30, 2014 arose primarily from cash paid of $121.1 million to acquire Aptiv Solutions together with $22.6 million paid to fund capital expenditure.  This was offset by a net $100.5 million received from the sale of short-term investments.

Net cash provided by financing activities amounted to $83.7 million for the nine months ended September 30, 2015, compared to net cash used by financing activities of $24.2 million during the nine months ended September 30, 2014.  Net cash provided by financing activities during the nine months ended September 30, 2015 arose primarily from the drawdown of funds under the Company’s negotiated banking facility to fund the share repurchase program.  $350.0 million was drawn down under this facility during the nine months ended September 30, 2015 with $286.9 million used to repurchase shares under the share repurchase program. A further $21.4 million was received from the exercise of share options (including related tax benefit). During the nine months ended September 30, 2014 $44.5 million was used to repurchase ordinary shares, while $20.4 million was received from the exercise of share options (including related tax benefit).

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: November 6th, 2015	Brendan Brennan
Chief Financial Officer